FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Pursuant to Rule 13a - 16 or 15d - 16 of
The Securities and Exchange Act of 1934

For the Month of September, 2007

HANSON PLC

(Translation of registrant's name into English)

1 Grosvenor Place, London, SW1X 7JH, England

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.]

Form 20-F X      Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes         No X

HeidelbergCement changes Hanson's financing structure

Hanson wishes to draw attention to the following announcement which has today been made by HeidelbergCement AG:

"One of the key issues in the integration of Hanson's treasury into the centralised Group Treasury of HeidelbergCement was realized shortly after the change of control on 23 August 2007. Since Hanson Limited, formerly Hanson PLC,
("Hanson") is now a wholly-owned subsidiary of the HeidelbergCement Group, the following changes in the financing structure have been decided:

1.   Under the commercial paper programmes issued by Hanson Finance PLC and guaranteed by Hanson no further issuance will take place.

     The Euro 2bn programme dated 27 February 2004, where there is outstanding issuance of Euro 197m (as per today), will be repaid as it falls due and cancelled after the final maturity date of 9 November 2007.

     The US Dollar 2bn programme dated 12 March 2004, where there are currently no outstanding transactions, will be cancelled no later than the end of the first quarter of 2008.

2.   The syndicated bank credit facilities of Hanson, being US$475m and GBP500m will expire on 22 September 2007, 30 days after the change of control of
     Hanson.

3.   In respect of the outstanding SEC registered US Dollar bonds issued or guaranteed by Hanson ("the Hanson US$ Bonds"), namely:

     -    US$750m, 7.875% bonds, due 27 September 2010, issued by Hanson and listed on the London Stock Exchange;

     -    US$750m, 5.25% bonds, due 15 March 2013, issued by Hanson Australia
          Funding Limited, guaranteed by Hanson and listed on the New York Stock
          Exchange; and

     -    US$750m, 6.125% bonds, due 15 August 2016, issued by Hanson and listed on the New York Stock Exchange

          HeidelbergCement AG intends to keep these US$ Bonds outstanding and in the meantime intends to proceed as follows:

     -    To terminate the SEC registration of each of the US$ Bonds;

     -    To de-list each of the US$ Bonds from the stock exchanges noted above and re-list them on the Euro MTF operated by Luxembourg Stock
          Exchange; and

     -    To provide a guarantee from HeidelbergCement AG covering the payment obligations under each of the US$ Bonds; in return Hanson intends to provide a general guarantee covering all of the financial liabilities of HeidelbergCement AG with an expiry date at the repayment of the
          Hanson US$ Bonds.

     These arrangements will align the reporting requirements under the Hanson
     US$ Bonds with those of HeidelbergCement AG by removing the requirements

     -    for Hanson to file annual and periodic reports with the SEC;
     -    for Hanson to comply with the Sarbanes-Oxley Act of 2002; and
     -    for Hanson to produce separate consolidated accounts.

HeidelbergCement AG is listed on the official market/Prime Standard of the
Frankfurt Stock Exchange and other stock exchanges in Germany and publishes annual, interim and other reports accordingly..

The reduced reporting requirements will save significant expense. These changes will also ensure that during the period up until the expiry of Hanson's last outstanding public debt obligation, all such obligations will stand pari-passu with those of HeidelbergCement Group. Thereby HeidelbergCement will be able to utilise a simpler debt structure appropriate to an investment grade corporate.

Heidelberg, 13 September 2007

The Managing Board"

Paul Tunnacliffe
Company Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

                                                                        HANSON PLC

                                                          By:           /s/ Graham Dransfield

                                                                        Graham Dransfield
                                                                         Legal Director

Date:   September 13, 2007